UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          CREDIT ACCEPTANCE CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   225310 10 1
                                 (CUSIP Number)

                              See Preliminary Note
             (Date of Event which Requires filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[ x ]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  225310 10 1

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                   Thomas W. Smith

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)[   ]
                                                                       (b)[ x ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      CITIZEN OR PLACE OF ORGANIZATION

                   United States

--------------------------------------------------------------------------------

                            5    SOLE VOTING POWER

                                   524,500
        NUMBER OF
                            ----------------------------------------------------
          SHARES            6    SHARED VOTING POWER

       BENEFICIALLY                4,025,800
                            ----------------------------------------------------

      OWNED BY EACH         7    SOLE DISPOSITIVE POWER

        REPORTING                  524,500
                            ----------------------------------------------------
          PERSON            8    SHARED DISPOSITIVE POWER

           WITH                    4,025,800
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,550,300
--------------------------------------------------------------------------------

10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

            Not Applicable
--------------------------------------------------------------------------------

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            9.87%
--------------------------------------------------------------------------------

12      TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

CUSIP No.  225310 10 1

--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                   Thomas N. Tryforos

--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [   ]
                                                                    (b) [ x ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      CITIZEN OR PLACE OF ORGANIZATION

                   United States

--------------------------------------------------------------------------------

                            5    SOLE VOTING POWER

                                   25,648
        NUMBER OF
                            ----------------------------------------------------
          SHARES            6    SHARED VOTING POWER

       BENEFICIALLY                4,025,800
                            ----------------------------------------------------

      OWNED BY EACH         7    SOLE DISPOSITIVE POWER

        REPORTING                  25,648
                            ----------------------------------------------------
          PERSON            8    SHARED DISPOSITIVE POWER

           WITH                    4,025,800
--------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,051,448
--------------------------------------------------------------------------------

10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

            Not Applicable
--------------------------------------------------------------------------------

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            8.79%
--------------------------------------------------------------------------------

12      TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

Preliminary  Note:  This  Statement  on Schedule  13G is the  initial  filing on
Schedule 13G by the filing persons pursuant to Rule 13d-1(c). The filing persons previously filed a Statement on Schedule 13D. This Schedule 13G filing updates certain information included in the prior Schedule 13D filing. The filing of this Statement shall not be deemed to be an admission that the filing persons comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.



ITEM 1.       (a)   Name of Issuer:

                    Credit Acceptance Corporation

              (b)   Address of Issuer's Principal Executive Offices:

                    25505 West Twelve Mile Road
                    Suite 3000
                    Southfield, MI  48034-8339

ITEM 2.       (a)   Name of Person Filing:

                    (i)    Thomas W. Smith

                    (ii)   Thomas N. Tryforos

               (b)  Address of Principal Business Office:

                    The following is the address of the principal business office of each of the filing persons:

                    323 Railroad Avenue
                    Greenwich, CT  06830

               (c)  Citizenship:

                    Each of Messrs. Thomas W. Smith and Thomas N. Tryforos is a United States citizen.

              (d)   Title of Class of Securities:

                    Common Stock, par value $.01 per share

              (e)   CUSIP Number:

                    225310 10 1

ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

               Not applicable.


               If this Statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.       Ownership

              (a)   Thomas W. Smith -- 4,550,300 shares;
                    Thomas N. Tryforos -- 4,051,448 shares

              (b) Thomas W. Smith -- 9.87%; Thomas N. Tryforos --8.79%

              (c) Each of Thomas W. Smith and Thomas N. Tryforos has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 4,025,800 shares; Thomas W. Smith has sole power to vote and dispose of 524,500 shares, and Thomas N. Tryforos has sole power to vote and dispose of 25,648 shares.

ITEM 5.       Ownership of Five Percent or Less of a Class

              Not applicable.

ITEM 6.       Ownership of More than Five Percent on Behalf of Another Person

              Messrs. Smith and Tryforos in the aggregate beneficially own 4,270,648 shares in their capacities as investment managers for certain managed accounts. The managed accounts have the right to receive dividends from, and the proceeds from the sale of, the managed accounts' shares.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

              Not applicable.

ITEM 8.       Identification and Classification of Members of the Group

              Not applicable.

ITEM 9.       Notice of Dissolution of Group

              Not applicable.

ITEM 10.      Certification

              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 14, 1998
                                                       /s/ Thomas W. Smith
                                                       ----------------------
                                                         Thomas W. Smith


                                                       /s/ Thomas N. Tryforos
                                                       ----------------------
                                                         Thomas N. Tryforos

                             JOINT FILING AGREEMENT


         The undersigned agree that the foregoing Statement on Schedule 13G, dated May 14, 1998, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k)

Dated:  May 14, 1998
                                                       /s/ Thomas W. Smith
                                                       ----------------------
                                                         Thomas W. Smith


                                                       /s/ Thomas N. Tryforos
                                                       ----------------------
                                                         Thomas N. Tryforos